THE TURNER CORPORATION                                  Exhibit 11
AND ITS SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share amounts)

                                                  (unaudited)
                                                Six Months Ended
                                                     June 30,
                                                  1995        1994


PRIMARY
Weighted average common shares outstanding         5,174       5,108

Common stock equivalents (assuming the use of
the proceeds
  from their exercise or issuance to acquire
treasury stock using
  the average quarterly market price) granted
under employee stock
  option and stock purchase plans                     97          80

Weighted average common and common equivalent      5,271       5,188
shares outstanding


Earnings available to common shareholders less
dividends
  on preferred stock, net of tax                  $1,243      $1,142


  Earnings per common share                        $0.24       $0.22

FULLY DILUTED

Weighted average shares outstanding used in the
computation of primary
  earnings per share                               5,174       5,108

Common stock equivalents (assuming the use of
the proceeds from
  their exercise or issuance to acquire
treasury stock using the
  quarter ended market price) granted under
employee stock
  option and stock purchase plans                     97          80

Conversion of convertible preferred stock to         849         849
common stock

Stock option equivalent shares                         -           -

Weighted average common and common equivalent      6,120       6,037
shares outstanding


Earnings available for common shareholders less
  preferred dividend differential                 $1,243      $1,142

Fully diluted earnings per common share:


  Earnings per share                               $0.20       $0.19